PRESSRELEASE

from ASSA ABLOY AB (publ)



14 January 2005
no. 01/05

New Management for ASSA ABLOY's division EMEA

Hans Johansson leaves his position as President of ASSA ABLOY's division EMEA.
The management of EMEA is taken over by Bo Dankis, also President and CEO for ASSA ABLOY. Bo Dankis will be assisted by Matti Virtaala, President for Abloy Oy and Regional Manager Finland, and also by Ulf Södergren, President for Assa AB and Regional Manager Scandinavia.

The action, which was initiated by the company, is based on different views regarding the future management and organization of the business.

For further information, please contact
Bo Dankis, President and CEO, tel: +46-8-506 485 42

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.